Filed by Direct Selling Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hunch Technologies Limited.

Commission File No. 132-02865

EXPLANATORY NOTE

The following is a communication first made available on February 16, 2024. This communication, published by a third-party, incorrectly notes that Hunch Technologies Limited (“Hunch”) has entered into definitive documentation with electric vehicle companies rather than Memorandums of Understanding. Hunch Technologies Limited has reached out to the author to correct this inadvertent error.

Startup Hunch Mobility Prepares For UAM Launch In India

Ben Goldstein February 16, 2024

Hunch Mobility plans to operate Beta’s Alia electric aircraft on passenger and cargo services. Credit: Beta Technologies

With a vast population, fast-growing middle class and stifling urban congestion, India looks ripe to be a major early launch market for urban air mobility (UAM) services.

As such, a host of leading air taxi startups from around the world have lined up to secure strategic partnerships with Indian entities, hoping to establish an early toehold in the country. One such group is Hunch Mobility, an on-demand helicopter operator backed in part by Blade Air Mobility, which has placed orders for electric vertical-takeoff-and-landing (eVTOL) vehicles from Beta Technologies, Eve Air Mobility and Jaunt Air Mobility.

Hunch Mobility is the name designated for the public entity being formed by a forthcoming merger between Hunch Ventures–which previously operated in India under the Blade India brand–and blank check company Direct Selling Acquisition Corp. Following the transaction, the combined entity will list on the New York Stock Exchange.

Speaking to the AAM Report recently, Hunch CEO Amit Dutta said that he sees an enormous market opportunity in the coming years for UAM in India, citing company estimates of up to 20 million fliers in the country by 2027.

“With over 296 million vehicles on the road, India has the largest vehicle population in the world,” Dutta says. “But the problem is getting worse; the U.S. has 950 cars per thousand people, while India has just 22 cars per thousand. So, as India progresses to become the largest economy, you can see that our traffic density will become unbearable. This is why we need an alternative mobility platform.”

“Today, the whole country of India has just 250 helicopters, and of those, only 20% are used for civilian purposes,” Butta notes. “The additional demand is going to come from electric aircraft, which will democratize ticket prices. We are basically moving people who otherwise traveled by road to our short-haul UAM platform.”

For its initial helicopter services, Hunch has been operating in two Indian states, Maharashtra and Karnataka, with more than 1,600 flights and a roughly 43% repeat customer rate, Butta says. The company’s services include airport shuttles, intercity routes, tourism and trips to religious pilgrimage sites, as well as emergency medical services.

Beyond those two states, Butta says he sees enormous opportunities for expansion.

“If you look at the urban congestion in the U.S., it is mostly restricted to a narrow pathway in the Northeast around New York,” Butta says. “But in India, the congestion is everywhere; left to right, top to bottom, all around. For us, expansion is not about corridors—but practically every state in India.”

The trips are currently operated with Airbus H125 and Bell 407 helicopters, although Hunch plans to begin replacing them with eVTOLs once those are type certified.

By pursuing three different aircraft concepts representing OEMs from different geographies, Hunch appears to be hedging its bets. The partnership with Vermont-based Beta, for example, will see Hunch operate both the fixed-wing electric conventional-takeoff-and-landing Alia CTOL, as well as the Alia’s eVTOL variant, for both passenger and cargo trips.

Hunch has also been cooperating with Embraer spinoff Eve to establish India as one of the OEM’s launch markets, including a joint study carried out to simulate customer demand on various routes.

With Canadian hybrid eVTOL startup Jaunt, however, Butta says that Hunch is waiting on further details of its development and certification progress before moving ahead to finalize the relationship.

“Eve and Beta are our two biggest strategic partners, and they see India as one of the largest opportunities, not just for using the craft, but for the entire value chain,” Butta says.

Another key partner for Hunch’s launch plans is Skyports Infrastructure, the London-headquartered vertiport startup. While Hunch plans to initially operate from existing heliports–including a mix of privately leased and publicly owned facilities–Butta says the partnership with Skyports is currently examining potential locations to house the country’s first dedicated vertiports.

Despite the big projections for UAM in India, Butta said that Hunch remains grounded in its expectations of a gradual ramp up of operations, observing that there will only be small numbers of electric aircraft available in the early years of service.

Butta says “2026 and 2026 will be about testing the waters,” adding: “By 2028, we think this market will really start to grow exponentially, disrupting the entire mobility paradigm in India.”